Exhibit 99.1

STOCK EXCHANGE RELEASE

November 1, 2011

Eksportfinans: lending transactions in breach of EU’s Capital Requirement Directive.

Eksportfinans has recently received enquiries regarding the consequences of the decision not to grant Eksportfinans a permanent exemption from the regulations regarding largest exposures to one single client in EU’s Capital Requirement Directive. Based on this the Company has decided to publish information that will be included in the Interim Report for the third quarter 2011, due on November 8, 2011.

In total, Eksportfinans has nine lending transactions secured by bank guarantees that exceed NOK 1.3 billion, and in breach of the regulations regarding large exposures in EU’s Capital Requirement Directive. The total overexposure amounts to around NOK 10 billion.

Eksportfinans has been granted an extension of the temporary exemption from EU’s Capital Requirement Directive until December 31, 2012. The Company is still in dialogue with the Government with an aim to find a sustainable solution for Norwegian export financing that includes Eksportfinans.

For more information on the matter please see press releases dated October 20 and October 28, 2011, published on www.eksportfinans.no.

For further information, please contact:

President and CEO Gisele Marchand, tel : +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no